UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*

                       Biosynergy, Inc.
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                       (Name of Issuer)

                         Common Stock
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               (Title of Class of Securities)

                          090917105
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                        (CUSIP Number)

    Lauane C. Addis       55 W. Monroe St. #1200, Chicago, IL 60603
                         312-641-0060
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  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                       October 21, 2009
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  (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
                                                 -----
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 090917105
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(1) Names of reporting persons                        Jeanne S. Addis
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(2) Check the Appropriate box if a member of a group (see
instructions)
(a)
(b)
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(3) SEC use only
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(4) Source of funds (see instructions)                            oo
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(5) Check if disclosure of legal proceedings is required pursuant to
Items 2(d) or 2(e)
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(6) Citizenship or place of organization      United States of America
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Number of shares beneficially owned by each reporting person with:
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(7) Sole voting power                                               0
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(8) Shared voting power                                     4,497,146
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(9) Sole dispositive power                                          0
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(10) Shared dispositive power                               4,497,146
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(11) Aggregate amount beneficially owned by each
     reporting person                                       4,497,146
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(12) Check if the aggregate amount in Row (11) excludes
     Certain shares (see instructions)
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(13) Percent of class represented by amount in Row (11)         30.1%
----------------------------------------------------------------------
(14) Type of reporting person (see instructions)                  OO
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                                                           Page 2 of 5


ITEM 1.   SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is Common Stock of Biosynergy, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 1940 E. Devon, Elk Grove Village, Illinois 60007

ITEM 2.  IDENTITY AND BACKGROUND

The name of the individual filing this statement is Jeanne S. Addis, by self as Trustee of the Addis Family Equity Trust dated September 1, 2009 (the "Acquirer").

The residential address of the Acquirer is 1819 Orleans Court, Elk Grove Village, Illinois 60007.

The occupation of the Acquirer is Administrative Director of Alexian Brothers Medical Center, 800 Biesterfield Road, Elk Grove Village, Illinois 60007.

During the last five years, the Acquirer has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Acquirer is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The common stock of F.K. Suzuki International, Inc. ("FKSI"), owner of the Common Stock of the Issuer, was gifted on October 21, 2009 to Jeanne S. Addis as Trustee of the Addis Family Equity Trust dated
September 1, 2009.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The common stock of FKSI, owner of the common stock of Issuer, was gifted to Jeanne S. Addis as Trustee of the Addis Family Equity Trust dated September 1, 2009 for estate planning purposes.

The Acquirer is holding the common stock of FKSI, owner of the common stock of the Issuer, as an investment and has no plans which would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer;

                                                           Page 3 of 5

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The number of shares of Biosynergy, Inc. commons stock beneficially owned by Acquirer is 4,497,146, or 30.1% of the outstanding common stock of the Issuer.

(b) The power to vote is shared with other shareholders and directors of F.K. Suzuki International, Inc., which owns the shares of common stock of the Issuer directly.

(c)In the past sixty days, the Acquirer has not acquired any shares of F.K. Suzuki International, Inc. common stock or shares of common stock of the Issuer except for the shares reported in this statement.

                                                          Page 4 of 5

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities referred to in 5(a) above.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) in connection with the individual named in Item 2 with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies. The securities are not pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

There are no exhibits to be filed with this statement.


                             SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:          October 22, 2009

Signature:     /s/ Jeanne S. Addis

Name/Title:    Jeanne S. Addis, Trustee


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs this statement shall be typed or printed beneath his signature.

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